

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2011

Trevor P. Bond
Chief Executive Officer
Corporate Property Associates 16 – Global Inc.
50 Rockefeller Plaza
New York, New York 10020

Re: Corporate Property Associates 16 – Global Inc.
Registration Statement on Form S-4
Filed January 5, 2011
File No. 333-171538

Dear Mr. Bond:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the references in the prospectus to the NAV calculations for CPA 14 and CPA 16 which were prepared and provided by a third party valuation specialist and used to determine the merger consideration. As required by Item 4(b) of Form S-4, please disclose the same information about the valuation as would be required by Item 1015(b) of Regulation M-A.

2. Please file the consent of the third party valuation specialist for the inclusion of the disclosure related to NAV, including any additional disclosure provided in response to comment one. Refer to Rule 436(b) of Regulation C.

Exhibit 23.5 – Consent of Deutsche Bank Securities Inc.

3.	We note that the consent is specifically limited to the initial filing. Please confirm that an updated consent will be filed with each subsequent amendment.

Exhibit 23.6 – Consent of Robert A. Stanger & Co., Inc.

4.	Please file a revised consent that eliminates the explicit disclaimer of a duty to file such consent in accordance with Section 7 of the Securities Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3852 with any questions.

Sincerely,

Michael McTiernan
Assistant Director

cc: Kathleen L. Werner, Esq.
        Clifford Chance US LLP *(via facsimile)*